Exhibit 99.5

RNS Number: 2799R
Wolseley PLC
24 October 2003

WOLSELEY PLC

24 October 2003

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr J R Descours who is responsible for the Company’s French businesses, has today increased his shareholding in the company by 3,650 ordinary shares. He has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained 3,650 of the shares issued to him. He has also sold today 3,550 ordinary shares beneficially held by him at a price of 723.5 pence per share and now holds 20,250 ordinary shares.

Director’s Name	No. of Options Exercised	Exercise price per share (in pence)	No. of shares acquired	Date of acquisition

Mr J. R. Descours	7,200	350.25	7,200	24.10.2003

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END